SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
July 2021

RADA ELECTRONIC INDUSTRIES LIMITED
 (Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ___________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADA Electronic Industries Ltd.
(Registrant)

By: /s/Dov Sella
Dov Sella
Chief Executive Officer

Date:  July 06, 2021

RADA Reports $56 Million in New Orders in the First Half of 2021

Year-over-year growth of 37% compared to the first half of 2020;

NETANYA, Israel, July 6, 2021 - RADA Electronic Industries Ltd. (NASDAQ: RADA, TASE: RADA) announced today the receipt of $32 million of new orders in the second quarter of 2021. Including the previously reported $24 million in orders received during the first quarter of 2021, the total amount of new orders received in the first half of 2021 was $56 million. This represents a year-over-year growth of 37% in new orders during the first half of 2021. The majority of the new orders are expected to be delivered during the second half of 2021.

Of the new orders received in H1 2021, 91% were orders for RADA’s software-defined tactical radars for counter UAV, short-range air defense (SHORAD) and counter fires (C-RAM). Orders from the U.S. market accounted for 64% of the radar orders and 27% were from the rest of the world. The remaining orders were for RADA’s legacy avionics products.

Dov Sella, RADA’s CEO, commented, “We have good momentum going into the second half of 2021. Our second half of the year is typically stronger than the first, both in new orders and revenues. Accordingly, we are reiterating our revenue guidance of over $120 million for 2021 and expect our growth momentum to continue into 2022.”

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Safe Harbor Statement

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions, including the risks and uncertainties associated with market conditions, as well as risks and uncertainties inherent in RADA’s business, including, but not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in RADA’s Annual Report on Form 20-F for the year ended December 31, 2020, and other filings with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Company Contact: Avi Israel (CFO) Tel: +972-76-5386200 mrkt@rada.com www.rada.com	Investor Relations Contact: GK Investor Relations Ehud Helft Tel: 1 646 201 9246 rada@gkir.com